Houlihan Lokey, Inc.
10250 Constellation Blvd., 5th Floor
Los Angeles, California 90067

November 15, 2016
VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:    Dietrich A. King and Christopher Dunham

Re:    Houlihan Lokey, Inc.
Registration Statement on Form S-3 (Registration No. 333-214358)

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333- 214358) (the “Registration Statement”), of Houlihan Lokey, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on November 17, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk at (213) 891-7421.

Thank you for your assistance in this matter.

Very truly yours,

Houlihan Lokey, Inc.

By:	/s/ Christopher M. Crain
Christopher M. Crain
General Counsel and Secretary
 cc:    Scott L. Beiser, Houlihan Lokey, Inc.
J. Lindsey Alley, Houlihan Lokey, Inc.
Steven B. Stokdyk, Latham & Watkins LLP